Thornburg Limited Term Municipal Fund, Inc. - California Portfolio

LIMITED TERM CALIFORNIA FUND

INDEX COMPARISON

Compares performance of Limited Term California Fund, the Lehman 5-Year General Obligation Bond Index and the Consumer Price Index for periods ending December 31, 2000. On December 31, 2000, the weighted average securities ratings of both the Index and the Fund were AA and the weighted average portfolio maturities of the Index and the Fund were 5.0 years and 4.8 years, respectively. Past performance of the Index and the Fund may not be indicative of future performance.

Class A Shares
Average Annual Total Returns (at max. offering price) (periods ending 12.31.00)

One year:	4.68%
Five years:	4.04%
Ten years:	5.10%
Since inception (2.19.87)	5.53%

Class C Shares
Average Annual Total Returns (periods ending 12.31.00)

One year:	5.92%
Five years:	3.95%
From inception (9.1.94):	4.29%



